Exhibit 12.1

	Year Ended December 31,
	2011	2010	2009	2008
Fixed charges(1)	$144,662	$95,923	$96,267	$104,481
Preferred stock dividends (2)	—	—	—	—

Combined fixed charges and preferred stock dividends	$144,662	$95,923	$96,267	$104,481

Fixed charges	$144,662	$95,923	$96,267	$104,481
Net income	284,373	169,500	174,400	79,129

	$429,035	$265,423	$270,667	$183,610

Ratio of earnings to combined fixed charges and preferred stock dividends	2.97	2.77	2.81	1.76

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.